Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, CO 80224

October 6, 2009

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief
Norman Gholson, Esq.
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Aspen Exploration Corporation Preliminary Schedule 14A Filed September 16, 2009 File No. 0-09494

Dear Ms. Parker and Mr. Gholson:

     Aspen Exploration Corporation (the “Company”) is in receipt of your letter dated October 5, 2009, commenting on the Company’s Preliminary Schedule 14A. The Company’s response to the comment raised in the October 5, 2009 letter is set forth below. The Company is optimistic it can finalize and file its Definitive Proxy Statement on Schedule 14A by Thursday, October 8, 2009.

Preliminary Schedule 14A Filed September 16, 2009

Form of Proxy Card

Comment 1:

We note that Proposal 2 is described as follows on the form of Proxy Card: “APPROVAL OF RESOLUTION GRANTING THE BOARD OF DIRECTORS THE AUTHORITY IN ITS SOLE DISCRETION TO DISSOLVE ASPEN EXPLORATION CORPORATION, BUT SUCH DISCRETION MUST BE EXERCISED WITHIN 12 MONTHS [emphasis added].” By contrast, in the Notice of Annual Meeting of Stockholders and in the body of the Proxy Statement, there are statements to the effect that the Board's discretion must be exercised on or before December 31, 2010. Please revise to correct the inconsistency between the Proxy Card and the other portions of the filing.

Response: The resolution adopted by the Company’s Board of Directors authorized seeking stockholder approval of a proposal granting the Board the authority to dissolve the Company, but if not exercised that authority is to expire within twelve months of the receipt of

Anne Nguyen Parker
Norman Gholson
United States Securities and Exchange Commission
October 6, 2009

stockholder approval. When the Company files its Definitive Proxy Statement on Schedule 14A it will revise the Notice of Annual Meeting of Stockholders and the Proxy Statement itself to state that the Board’s authority to exercise the authority to dissolve the Company must be exercised within twelve months or it will expire. In the Preliminary Schedule 14A the Company inadvertently referenced December 31, 2010 as the date the Board’s discretion to dissolve the Company expires in several places within the filing.

     The Company is happy to provide the Commission a marked copy of Notice and Proxy Statement showing the above referenced revisions (and any others) before filing and then distributing the definitive proxy statement.

* * * * * *

     In conjunction with the Company’s response to your letter dated October 5, 2009, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope we have adequately addressed your comment. Please contact Peter F. Waltz, Esq. or Herrick K. Lidstone, Jr., Esq. at 303-796-2626 if you need more information or have additional comments.

Respectfully submitted

ASPEN EXPLORATION CORPORATION

/s/ R.V. Bailey

R.V. Bailey, Chief Executive Officer

cc:	Kevan Hensman, Chief Financial Officer Herrick K. Lidstone Jr., Esq. Peter F. Waltz, Esq.